

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

Edward R. Rosenfeld
Chairman and Chief Executive Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

> **Re: Steven Madden, Ltd.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 000-23702**

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Compensation Structure, page 19

1.   We note your response to comment one in our letter dated June 2, 2010, and we partially re-issue that comment. In future filings, please provide a more detailed discussion of the annual performance-based cash bonus for Messrs. Rosenfeld, Dharia and Schmertz. Please provide us with draft disclosure.

Summary Compensation Table, page 24

2.   We partially reissue comment three in our letter dated June 2, 2010. It appears that the annual cash bonuses paid to Mr. Sinha and Ms. Varela were part of a non-equity incentive plan, and were included in the summary compensation table in this column. Therefore, please explain why these awards were not included in the grants of plan-based awards table.

You may contact Raquel Howard at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Arvind Dharia
        Fax: (718) 396-3767